EXHIBIT 99.1

Tekmira Provides Corporate Update and Announces Second Quarter 2013 Results

Conference Call at 4:30 pm Eastern Time Today

VANCOUVER, British Columbia, Aug. 12, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today announced its financial and operating results for the second quarter ended June 30, 2013 and provided a corporate update.

"I am proud of the progress we have made over the first half of this year, as we focus on advancing Tekmira's pipeline of proprietary therapeutics. Earlier today, we outlined our development plans for our TKM-PLK1 oncology program, which will include two separate Phase I/II clinical trials targeting patient groups in need of new therapies. We have initiated a Phase I/II clinical trial that will enroll approximately 20 patients with either advanced Gastrointestinal Neuroendocrine Tumors (GI-NET) or Adrenocortical Carcinoma (ACC). In the first half of 2014, we also anticipate initiating a Phase I/II TKM-PLK1 clinical trial that will enroll patients with Hepatocellular Carcinoma (HCC). The data from these trials will inform our future development and regulatory strategy for the TKM-PLK1 program, which will be led by our new CMO, Dr. Mark Kowalski," said Dr. Mark J. Murray, Tekmira's President and CEO.

"This past quarter, Alnylam presented positive data from its ALN-TTR02 program, an RNAi therapeutic enabled by Tekmira's LNP technology. Alnylam has guided that it anticipates starting a Phase III or pivotal trial for ALN-TTR02 by the end of 2013, which will trigger a $5 million milestone payment to us. On the business development front, we continue to actively collaborate with a number of companies using our technology, including pharmaceutical, biotechnology and agricultural companies," stated Dr. Murray.

Corporate Update and Highlights

Tekmira's Products

TKM-PLK1, Tekmira's Lead Oncology Therapeutic

Tekmira's lead oncology product candidate, TKM-PLK1, targets polo-like kinase 1 (PLK1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 expression prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell. PLK1 has been a target of interest for years, and evidence that patients with elevated levels of PLK1 in their tumors exhibit poorer prognosis and survival rates has been documented in the medical literature.

Based on the encouraging results from the Phase I TKM-PLK1 clinical trial that were presented at the 2013 American Association for Cancer Research (AACR) Annual Meeting, Tekmira has initiated a Phase I/II clinical trial with TKM-PLK1, which will enroll patients with advanced Gastrointestinal Neuroendocrine Tumors (GI-NET) or Adrenocortical Carcinoma (ACC).

The TKM-PLK1 GI-NET and ACC Phase I/II clinical trial will be a multi-center, single arm, open label study designed to measure efficacy using RECIST and tumor biomarkers for GI-NET patients, as well as to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1. TKM-PLK1 will be administered weekly with each four-week cycle consisting of three once-weekly doses followed by a rest week. It is expected that approximately 20 patients with advanced GI-NET or ACC tumors will be enrolled in this trial, with a minimum of 10 GI-NET patients to be enrolled. Tekmira expect results from this trial by mid-2014, and if supported by the data, to commence a pivotal trial in GI-NET in 2014.

Tekmira will also initiate another Phase I/II clinical trial with TKM-PLK1, enrolling patients with Hepatocellular Carcinoma (HCC) in the first half of 2014. This clinical trial will be a multi-center, open label, non-randomized, dose escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 as well as determine the maximum tolerated dose in HCC patients and measure the anti-tumor activity of TKM-PLK1 in HCC patients.

TKM-Ebola, Tekmira's Collaboration with the U.S. Department of Defense

TKM-Ebola, an anti-Ebola viral therapeutic, is being developed under a contract with the U.S. DoD's Joint Project Manager Transformational Medical Technologies (JPM-TMT) Office under a contract valued at approximately $140 million. Tekmira's contract with the JPM-TMT was recently modified to support development plans that integrate a more potent LNP formulation and advancements in manufacturing technology, including lyophilization, as well as provide for $6.9 million in additional funding. Tekmira has initiated pre-clinical, chemistry, manufacturing and control studies that support the use of these improvements in the TKM-Ebola program. Tekmira anticipates the completion of these studies and a submission to the FDA in the second half of 2013 in order to support the use of the enhanced product in a Phase I clinical trial.

New data from the TKM-Ebola program and other LNP innovations were presented at the 15th Annual TIDES Summit: Oligonucleotide and Peptide® Therapeutics from Research through Commercialization, which took place in Boston, MA on May 15, 2013. Some highlights include:

  The presentation of data from a new formulation, more potent than any LNP currently in clinical trials, that is being incorporated into the TKM-Ebola program. This new TKM-Ebola LNP formulation has demonstrated significant increases in potency in non-human primates infected with the Zaire Ebola virus. At 0.5 mg/kg, 100% of the infected animals survived after receiving TKM-Ebola daily for seven days. The previous LNP formulation provided the same level of protection and 100% survival at 2 mg/kg.
  The development by Tekmira scientists of a lyophilized (freeze-dried) LNP to eliminate cold-chain requirements and facilitate use in tropical climates. Importantly, the lyophilized LNP formulation also provided 100% survival in non-human primates infected with the Zaire Ebola virus with no loss in potency at 0.5 mg/kg dosed daily for seven days.
  The presentation of data from Tekmira's ongoing work on LNP formulations that can provide significant potency when administered subcutaneously. The presented data compares favorably to other published data using conjugate delivery systems and demonstrated that LNP administered subcutaneously in a rodent model can knockdown a liver target by 96% at 1.0 mg/kg with a single administration or 67% knockdown at 0.5 mg/kg after a single administration.

Other Preclinical Candidates

Tekmira is currently evaluating several preclinical candidates with potential in diverse therapeutic areas. The Tekmira research team will continue to generate data to support the advancement of the most promising of these targets and expects to nominate the next product candidate for development later in 2013.

Partners' Products

Alnylam's Products: ALN-TTR02, ALN-VSP, ALN-PCS02

Tekmira has granted a license to Alnylam Pharmaceuticals, Inc. to use Tekmira's LNP technology to enable RNAi therapeutic products. Tekmira is entitled to receive a $5 million milestone payment when ALN-TTR02 enters a pivotal or Phase III clinical trial, which Alnylam has guided should occur by the end of 2013. Tekmira is eligible to receive royalty payments based on commercial sales of ALN-TTR02.

ALN-VSP, which is a systemically delivered RNAi therapeutic for the treatment of advanced solid tumors with liver involvement, is enabled by Tekmira's LNP technology. On June 21, 2013, Tekmira's manufacturing process technology was transferred to Alnylam's partner, Ascletis Pharmaceuticals (Hangzhou) Co., Ltd., to enable them to produce ALN-VSP. Tekmira believes that this fulfills the obligations in order to earn a US$5.0 million milestone from Alnylam. However, Alnylam has demanded a declaration that Tekmira has not yet met the obligations related to the milestone, and wishes to exercise arbitration proceedings as provided for under the agreement. Tekmira disputes Alnylam's position.

ALN-PCS02, which is an RNAi therapeutic to treat hypercholesterolemia or high levels of cholesterol in the blood, is enabled by Tekmira's LNP technology. Tekmira will receive milestone and royalty payments as these LNP-enabled products are developed and commercialized.

Marqibo®

Marqibo, which is a liposomal formulation of the chemotherapy drug vincristine – along with two other liposomal chemotherapy products, Alocrest and Brakiva – were licensed from Tekmira to Talon Therapeutics, Inc. in 2006. In July 2013, Spectrum Pharmaceuticals, Inc. acquired Talon. Spectrum is responsible for all future development costs and future expenses of these licensed products. In August 2012, Marqibo received accelerated approval from the FDA for the treatment of adult patients with Philadelphia chromosome negative (Ph-) acute lymphoblastic leukemia (ALL) in second or greater relapse or whose disease has progressed following two or more anti-leukemia therapies. Tekmira is entitled to royalty payments based on Marqibo's commercial sales. Spectrum has guided that it expects Marqibo to be launched later this year through Spectrum's existing hematology sales force.

Senior Management Changes

Tekmira announced today that Dr. Mark Kowalski has joined Tekmira on a full-time basis as Chief Medical Officer. He brings over 25 years of experience in academic research and clinical settings, as well as clinical drug development through his work at major pharmaceutical and biotechnology companies, where he has led product development, clinical development, and regulatory affairs.

Tekmira also disclosed that Mr. Ian Mortimer, Chief Financial Officer and Executive Vice President, will resign from the company effective October 15, 2013. In this transition period, Mr. Mortimer will retain his responsibilities as Chief Financial Officer and will continue to be a member of the Tekmira executive team until October 15, 2013. A search for a new Chief Financial Officer is underway.

"Having worked with Ian over the last five years, I see the significant and lasting contributions he has made to Tekmira's success. I would like to thank him for all his dedication and hard work during his tenure here. I know that I speak on behalf of everyone at Tekmira in wishing him well," stated Dr. Murray.

Financial Results

Net loss

The net loss for the second quarter was $3.1 million ($0.22 per common share) as compared to a net loss of $1.9 million ($0.14 per common share) for the second quarter of 2012. The net loss for the first half 2013 was $5.7 million ($0.40 per common share) as compared to a net loss of $5.1 million ($0.38 per common share) for the first half of 2012.

Revenue

Revenue was $2.9 million for second quarter of 2013 as compared to $3.6 million for the second quarter of 2012.

Under a DoD contract to develop TKM-Ebola, Tekmira is being reimbursed for costs incurred, including an allocation of overheads, and is being paid an incentive fee. For this contract, Tekmira recorded $2.5 million in revenue in the second quarter of 2013 and $2.5 million in second quarter of 2012.

In the second quarter of 2012, Tekmira earned a $1.0 million milestone from Alnylam following initiation of their ALN-TTR02 Phase II human clinical trial. ALN-TTR02 is enabled by Tekmira's LNP delivery technology.

Research, development, collaborations and contracts expenses

Research, development, collaborations and contracts expenses were $5.1 million in the second quarter of 2013 as compared to $3.6 million in the second quarter of 2012.

TKM-PLK1 clinical trial expenses have increased in the second quarter of 2013, as compared to the second quarter of 2012, as patient enrolment has accelerated. R&D salary expense has also increased as Tekmira has hired staff in a number of areas supporting development of Tekmira's product candidates.

General and administrative

General and administrative expenses were $0.9 million in the second quarter of 2013 as compared to $2.4 million in the second quarter of 2012. Second quarter of 2012 general and administrative expenses were higher as they included legal fees incurred in respect of a lawsuit against Alnylam Pharmaceuticals, Inc. and AlCana Technologies, Inc. that was settled in November 2012.

Financial guidance

Tekmira is updating the guidance provided in its 2012 Annual Report MD&A. Based on updated projections, and considering that payment of the US$5.0 million ALN-VSP milestone is being disputed – Tekmira now expects 2013 revenue to be in the range of $15.0 to $20.0 million and now expects year-end 2013 cash and cash equivalents to be in the range of $30.0 to $35.0 million. Tekmira believes that current funds on hand, plus expected income, including payments from current licensees, collaborative partners and the DoD will be sufficient to last until mid-2015.

Conference Call Information

Tekmira will hold a conference call and webcast today (Monday, August 12, 2013) at 1:30 pm Pacific Time (4:30 pm Eastern Time) to discuss its second quarter 2013 results and provide a corporate update. A live webcast of the call can be accessed through the Investor section of Tekmira's website at www.tekmirapharm.com. Or, alternatively, to dial into the conference call, please call 914-495-8556 or 1-866-393-1607.

An archived webcast of this conference call will be available on the Tekmira website approximately two hours after the event. Or alternatively, you may access a replay of the conference call available until August 15, 2013 by calling 404-537-3406 or 1-855-859-2056 and referencing conference ID 27564140.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Alnylam RNAi Technology

Tekmira has licenses to Alnylam RNAi intellectual property for certain siRNA programs.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners; selection of additional product candidates; timing of release of clinical data; the effects of Tekmira's products on the treatment of cancer, infectious disease, and other diseases; the effects of TKM-PLK1 on the treatment of cancer, including gastrointestinal neuroendocrine tumors (GI-NET), adrenocortical carcinoma (ACC), and hepatocellular carcinoma (HCC); the expected timing of the initiation of – and subsequent release of data from – a Phase I/II clinical trial with TKM-PLK1, which will enroll patients with advanced GI-NET or ACC tumors; the expected timing of the commencement of a pivotal trial in GI-NET in 2014; and, the evaluation of additional indications for Phase I/II development, including an anticipated Phase I/II clinical trial with hepatocellular carcinoma (HCC) patients, and guidance thereon; the modifications to the TKM-Ebola contract with the U.S. DoD's JPM-TMT office to integrate recent advancements in LNP formulation and manufacturing technology; the initiation of pre-clinical and chemistry, manufacturing and control studies that support the use of the advancements in the TKM-Ebola program; the completion of these studies and submission to the FDA to support the use of the enhanced product in a TKM-Ebola Phase I clinical trial, and the timing thereon; the initiation of a Phase I clinical trial for TKM-Ebola; the quantum and timing of funding that may be provided to Tekmira pursuant to the TKM-Ebola contract with the U.S. DoD's JPM-TMT Office; the evaluation of preclinical candidates with data generation thereon to support target selection; the timing and nomination of Tekmira's next product candidate for development; Tekmira's expectations of entering into a separate cross license agreement with AlCana, which includes anticipated milestone and royalty payments and an expected agreement for AlCana not to compete in the RNAi field for five years, and expected payments upon execution of the cross-license agreement with AlCana; the quantum and timing of future milestone royalty payments expected from the ALN-TTR02, ALN-VSP, ALN-PCS02 and other LNP-enabled product development programs of Alnylam; the timing of an ALN-TTR02 pivotal or Phase III clinical trial, and related payments to Tekmira; the timing of enabling ALN-VSP to enter a clinical trial in China, and related payments to Tekmira; licenses from Alnylam for the discovery, development and commercialization of RNAi products directed to thirteen gene targets; the timing of Spectrum Pharmaceuticals' launch of Marqibo; anticipated royalty payments based on sales of Marqibo; the use of lipid nanoparticle technology by Tekmira's licensees and expected royalty payments from commercial sales of Tekmira's product development partners; statements about Tekmira's Unlocked Nucleobase Analog (UNA) license with Marina, as well as milestone and royalty payments thereon; the timing of the resignation of the Company's Chief Financial Officer; statements with respect to revenue and expense fluctuation and guidance; the quantum and timing of potential funding; statements about Tekmira's cash runway extending into mid-2015 and estimated cash and cash equivalents at the end of 2013; and estimates of the length of time Tekmira's business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's products as a treatment for cancer, infectious disease, or other diseases; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the JPM-TMT program; results in preclinical models are indicative of the potential effect in humans; Tekmira's research and development capabilities and resources; FDA approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira's products; the timing and results of clinical data releases and use of LNP technology by Tekmira's development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira's partners including Alnylam, Spectrum, the DoD, and others; Tekmira's financial position and its ability to execute on its business strategy; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira's research and development capabilities and resources may not meet current or expected demand; Tekmira's products may not prove to be effective in the treatment of cancer, infectious disease, or other diseases; Tekmira may not obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira may face competition from other pharmaceutical or biotechnology companies and the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated and may not generate results that warrant future development of the tested drug candidate; the FDA may determine that the design and planned analysis of Tekmira's clinical trials do not adequately address the trial objectives in support of Tekmira's regulatory submissions; the FDA may not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products; TKM-PLK1 might not enter into Phase I/II clinical trials in the timeframe anticipated, or at all; there may be no additional indications for TKM-PLK1 Phase I/II development; the DoD may reduce or cancel certain defense spending, including Tekmira's contract to develop TKM-Ebola, or adversely modify the contract with Tekmira; the FDA may decide that TKM-Ebola "Animal Rule" data is insufficient for approval and require additional pre-clinical, clinical or other studies, refuse to approve TKM-Ebola, or place restrictions on our ability to commercialize TKM-Ebola; Tekmira may not complete the work or studies necessary for the submission of the new LNP formulation for TKM-Ebola to the FDA in the anticipated timeframe, or at all; the FDA may not approve the new LNP formulation for TKM-Ebola; Tekmira may not initiate a new TKM-Ebola Phase I clinical trial in the anticipated timeframe, or at all; expected milestone or royalty payments related to the settlement and licensing agreement between Tekmira and Alnylam may not be received in the quantum and on the timing currently anticipated, or at all; additional exclusive or non-exclusive licenses from Alnylam may not be received as anticipated, or at all; a Phase III or pivotal trial for ALN-TTR02 may not start as currently anticipated, or at all; payment of the ALN-VSP milestone related to enabling an ALN-VSP clinical trial in China may not happen as anticipated, or at all; the possibility that Tekmira may not enter into a separate cross license agreement with AlCana on the terms currently anticipated, or at all; Tekmira's development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances may not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; UNAs may not have the effect of increasing stability or reducing off-target effects when incorporated into RNAi drugs; Tekmira may never develop a commercially viable product that uses UNA technology, or at all; the possibility that Marqibo may not be accepted in the marketplace; the possibility that Tekmira may not receive milestone and royalty payments based on the successful development and commercialization of Spectrum's Marqibo, Brakiva, and Alocrest product candidates; payments received from third parties may not be sufficient to fund Tekmira's continued business plan as currently anticipated; Tekmira may not appoint a replacement Chief Financial Officer in the anticipated timeframe; future operating results are uncertain and likely to fluctuate; Tekmira may not be able to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira may become subject to product liability or other legal claims for which Tekmira has made no accrual in its financial statements; Tekmira's cash runway may not extend into mid-2015 as anticipated, and may be substantially less than required to continue current operations; and the possibility that Tekmira may not have sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca